Exhibit 99.2

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity James Hardie Industries plc
ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Russell Langtry CHENU
Date of appointment	15/08/2014

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities 141,700 ordinary shares/CUFS registered in the name of the Director.

+ See chapter 19 for defined terms.
11/3/2002	Appendix 3X Page 1

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest

Restricted Stock Units (RSUs). RSUs are contractual entitlements to receive issued ordinary shares/CUFs upon satisfaction of certain conditions. These RSUs were granted to Mr Chenu during the course of his former employment with James Hardie Industries plc.

Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	123,380 TSR RSUs 17,831 ROCE RSUs

+ See chapter 19 for defined terms.
Appendix 3X Page 2	11/3/2002